Exhibit 3(ii)

Amendment to Bylaws

Article One, Section B. Certificates for Shares, is revised to read as follows:

Section B.  Certificates for Shares.  All share certificates shall be consecutively numbered as issued and shall be signed by the chairman and the corporate secretary.

The first sentence of Article Four, Section A is revised to read as follows:

Section A. Election and Term of Office.  The officers of the corporation shall be elected by the board of directors at the regular annual meeting of the board, unless the board shall otherwise determine, and shall consist of a chairman of the board of directors, if so designated as an officer by the board, a chief executive officer, a president, one or more vice presidents (any one or more of whom may be designated “corporate,” “group,” or other functionally described vice president), a corporate secretary, a treasurer, a controller, and may include a vice-chairman of the board of directors and one or more assistant treasurers.

Article Four, Sub-Section G(7) is deleted.